
07021265


Morgan

The Morgan Crucible Company plc

30th January 2007

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

Enclosure

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Final Results
Released	07:01 20-Feb-07
Number	5180R

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

RNS Number:5180R
Morgan Crucible Co PLC
20 February 2007

PRELIMINARY RESULTS FOR THE YEAR ENDED 4 JANUARY 2007

- Strong revenue growth and double-digit margins:

  Revenue from continuing operations increased by over 11%, which included organic growth of over 9% at constant currency

  Group underlying operating margins from continuing businesses improved from 9.1% to 10.9%, driven by favourable mix shift, improved pricing, growth in emerging markets and reduced costs

  Underlying operating profit** from continuing operations up from £55.4 million to £73.7 million

  Underlying EBITDA* from continuing operations up 24.3% to £99.6 million (2005: £80.1 million)

  Underlying EPSdegrees improved by 36.6% to 17.9 pence (2005: 13.1 pence)

- Margin improvement and growth in excess of GDP across all three divisions:

  Carbon achieved underlying operating profit margins of 15.8% (2005: 13.7%) and revenue growth at constant currency of 8.7%, with a particularly strong performance in Armour

  Technical Ceramics achieved underlying operating profit margins of 10.5% (2005:8.4%) and revenue growth at constant currency of 13.0%, with strong growth in the medical, aerospace and electronics segments

  Insulating Ceramics achieved underlying operating profit margins of 9.2% (2005:8.1%) and revenue growth at constant currency of 14.3% with a strong contribution from acquisitions and growth in Asia and cost reductions partially offsetting higher energy and raw material costs

- Strong financial position:

  Net debt of ^^£34.1 million (2005: net cash of £50.5 million) after cash payments into the UK pension fund, acquisitions, restructuring and share purchases for LTIP/ESOS

  Group pension deficit substantially reduced by £81.5 million to £42.7 million

  Final dividend proposed at 3.0 pence per share

£m unless otherwise stated	2006	2005	Change
Revenue	677.8	745.7	-9.1%%
Underlying EBITDA*	99.6	97.3	+2.4%
Underlying operating profit**	73.7	66.0	+11.7%
Underlying PBT***	70.3	52.9	+32.9%
Underlying EPS^ degrees (pence)	17.9	13.1	+36.6%

Basic EPS (pence)	12.9	18.1	-28.7%
Operating profit	55.2	33.6	+64.3%
Profit before tax	50.3	20.4	+146.6%

Commenting on the results, Chief Executive Officer, Mark Robertshaw said:

"Morgan has delivered another year of improved financial performance, with strong momentum both in top line growth and in continued profit margin enhancement. The top line progress has been driven by our strategy of focusing on higher growth, higher margin end markets whilst reducing our exposure to slower growing, more commoditised market segments. In parallel we have maintained our rigorous ongoing focus on cost management and operational efficiency. The Morgan Group is in robust financial health and is in a strong position to continue targeting further profitable growth and the creation of superior shareholder value. Our strong market positions and healthy balance sheet enable the Board to look to the future with confidence."

Special items are defined as costs of restructuring £23.9 million (2005: £29.7 million), legal costs associated with settlement of anti-trust litigation £3.8 million (2005: £2.3 million), gain on curtailment of UK employee benefit schemes £(11.0) million (2005: £nil), costs of terminated bid approach £2.1 million (2005: £nil) and (profit)/loss on disposal of property £(0.3) million (2005: £0.4 million).

* Defined as operating profit of £55.2 million (2005: £33.6 million) before special items of £18.5 million (2005: £32.4 million) and before depreciation and amortisation of £25.9 million (2005: £31.3 million).

** Defined as operating profit of £55.2 million (2005: £33.6 million) before special items of £18.5 million (2005: £32.4 million). This measure of earnings is shown because the Directors use it to measure the underlying performance of the business.

*** Defined as operating profit of £55.2 million (2005: £33.6 million) before special items of £18.5 million (2005: £32.4 million) and after financing costs of £3.4 million (2005: £13.1 million).

^ Degrees Defined as basic earnings per share of 12.9 pence (2005: 18.1 pence) adjusted to exclude the after tax impact of special items of 5.0 pence (2005: 9.5 pence) and gain on disposal of discontinued operations 2006 nil pence (2005: (14.5 pence))

^^ Defined as interest bearing loans and borrowings, bank overdrafts less cash

and other cash equivalents.

Strategy

The Group has delivered a 33% increase in underlying operating profit from 2005 on a continuing business basis at underlying operating profit margins for the year approaching 11%. Our goal remains to reach mid-teen margins in good times and double digit margins in bad times.

We are concentrating on higher growth, higher margin markets and are continually looking to reduce our exposure to commoditised markets. We aim to provide high value-added solutions for our customers and we aim to be number one or two in our chosen market sectors

At the same time, we continue to focus on reducing and managing our cost base. Our manufacturing footprint is continuously being reviewed for opportunities to simplify and rationalise the number and efficiency of our sites to provide optimum results. Our total overheads as a percentage of sales have reduced from 29.1% in 2003 to 23.2% in 2006 driven by both the simplification of our manufacturing footprint and by the reduction in the number of our divisions. Over the same period our total employment costs (from continuing businesses) as a percentage of sales have fallen from 39.6% in 2003 to 31.7% for the second half of 2006.

The Group is in very good financial health, with minimal debt and substantially reduced Group pension deficits. This balance sheet strength leaves us well placed to look for suitable bolt-on acquisitions that are aligned with our strategic priorities to accelerate profitable growth. It should be noted that we view our M&A activity as a means to accelerate the delivery of our strategy rather than being a stand-alone strategy in itself. We made six acquisitions in 2006 and we continue to look for further targets that are aligned with our strategic priorities.

In summary the combination of continuing strong top line and profit margin progression allied to a healthy balance sheet sees the Group in robust health as we enter 2007.

Financial Review

Reference is made to underlying operating profit and underlying EPS below, both of which are defined at the front of this statement. These measures of earnings are shown because the Directors use them to measure the underlying performance of the business.

Revenue from continuing businesses increased by over 11% from the previous year at £677.8 million (2005: £609.8 million). This was driven by organic growth at constant currency of over 9% and the benefit from the six bolt-on acquisitions completed in 2006.

Group underlying operating profit for continuing businesses increased by 33.0% to £73.7 million (2005: £55.4 million). Underlying operating profit margins from continuing businesses for the second six months of 2006 were 11.1%, in comparison to 9.7% in the equivalent period in 2005. All three of our major business units contributed to this increase in margin.

The Group has continued to implement its "Profit Improvement Programme" in this period with restructuring charges of £23.9 million (2005: £29.7 million). While this programme has drawn to a close, we would expect a modest level of operational restructuring going forwards. We have also incurred costs associated with settlement of prior period anti-trust litigation in 2006 of £3.8 million (2005: £2.3 million).

The net finance charge was £3.4 million (2005: £13.1 million). Net bank interest

and similar charges were £4.6 million (2005: £10.0 million), an improvement of £5.4 million from 2005. Part of the finance charge under IFRS is the net IAS 19 (Employee Benefits) interest receipt on pension scheme net liabilities which was £1.2 million (2005: charge of £3.5 million).

The tax charge for the period was £10.6 million (2005: £30.2 million including £25.4 million relating to discontinued operations). The tax charge on underlying operating profit net of finance costs was £16.2 million. There was a tax credit of £5.6 million on special items. The effective tax rate before special items was 23.0% (2005: 25.0%) which is a lower rate than the half year estimate of 25% due to deferred tax asset recognition in the second half of the year. Over the medium term we would expect the effective tax rate to trend towards 30% as losses are utilised.

Underlying earnings per share were 17.9 pence (2005: 13.1 pence).

The Group pension deficit has improved by £81.5 million since last year end to £42.7 million on an IAS 19 basis. The main movements are in the UK pension schemes which show a surplus of £3.1 million on an IAS 19 basis, an improvement of £69.3 million in the period. The two main one-off changes for the UK are a £40.0 million cash injection and an £11.0 million curtailment to the deficit due to the changes implemented in the schemes.

The net cash from operating activities, before a one off UK pension payment of £40 million, was £18.1 million (2005: £48.5 million) which included an adverse cash impact from restructuring costs and costs associated with anti-trust litigation of £34.3 million (2005: £30.8 million). Working capital levels continue to improve as a percentage of sales. In absolute terms, working capital grew by £22.9 million (2005: £6.2 million), reflecting the increasing level of sales in our continuing businesses. Cash flows from other investing activities included consideration paid in respect of acquisitions of £20.7 million (2005: £3.0 million) and receipts from prior year disposals of £11.6 million (2005: £195.9 million). Cash flows from financing activities include payment of £18.9 million (2005: £3.5 million) for the purchase of shares in respect of the long term incentive and employee share option schemes and £0.5 million (2005: £nil) for the buy back of own shares.

	FY 2006 £m	FY 2005 £m
Net cash from operating activities before UK pension payment	18.1	48.5
UK pension scheme payment	(40.0)	-
Interest received	3.5	2.3
Net capital expenditure	(32.9)	(38.1)
Dividends paid	(7.4)	-
Free cash flow	(58.7)	12.7
Cash flows from other investing activities	(10.9)	190.8
Cash flows from financing activities	(19.2)	(1.8)
Exchange movement	4.2	(3.3)
Opening net cash/(debt)	50.5	(147.9)
Closing net (debt)	(34.1)	50.5

Final Dividend

The Board has proposed a final dividend of 3.0 pence per Ordinary share. The dividend will be paid on 6th July 2007 to Ordinary shareholders on the register of members at the close of business on 1st June 2007.

Carbon

Revenues for the full year increased by 6.9% to £213.6 million (2005: £199.9 million) and on a constant currency basis were up 8.7%. Underlying operating profit for the period was up 23.4% to £33.8 million (2005: £27.4 million). This strong increase in profit reflects the revenue growth in both our traditional and emerging businesses, the benefits of recent restructuring projects in USA and Western Europe and the increased use of low cost manufacturing operations in Mexico, China and India.

All regions and most markets have delivered revenue growth compared to 2005. In the Americas, revenue has been strong in the traditional brush and seals and bearings markets. We have seen strong demand from the US military for personal and vehicle protection and additional capacity continues to be installed to meet this demand. Armour demand is also increasing in Europe and the rest of the world, and additional capability and production capacity is being installed in the UK to ensure we are best placed to take advantage of these opportunities. The Aceram business acquired in July 2006 has increased the armour materials portfolio and has been successfully integrated into the existing business.

In Europe, we have seen growth in our traditional markets, supported by good growth in our German-based rotary business, which has benefited from robust demand in the defence sector. All the major re-organisation projects have been effectively completed and we will see the full year benefit of these in 2007.

There has also been significant progress in our Asian businesses. This was notably strong in China which has delivered more than double digit growth in both sales and profits. Significant financial, technical and human resource investment has been made in the region and this will allow us to continue to take advantage of the organic growth to provide a high quality/low cost manufacturing resource for the rest of the world and to provide local support for customers as they move east.

Technical Ceramics

The Technical Ceramics division enjoyed another strong year in 2006, combining top line growth with further operating margin improvement. Revenues for the full year increased by 12.2% to £162.5 million (2005: £144.8 million) and on a constant currency basis were up 13.0%, of which c.2% was due to the higher than average levels of precious metal prices in 2006 compared to 2005. Underlying operating profit increased by 39.3% to £17.0 million (2005: £12.2 million), with only a negligible positive impact from the higher metals prices. Good balance sheet discipline continued during the year, ensuring that the profit performance was also reflected in strong free cash flow.

The business remains focused on continued profit margin progression, with improvements seen in all regions during 2006, supported by investment in new product introductions. Although raw material and energy costs have increased through the year, these have been countered by a combination of price increases and operational efficiencies. Globally the industrial equipment, medical, aerospace and electronics segments continue to show good growth. The US markets have remained robust and our European business is also seeing a strong performance, particularly in laser and power tube products for communications and security equipment. In Asia the additional capacity recently installed to meet demand for the thermal processing market is now fully utilised and performing well.

Insulating Ceramics

Revenues for the full year increased by 13.8% to £301.7 million (2005: £265.1 million) and on a constant currency basis were up 14.3%, including revenue of £12.4 million from acquisitions. Underlying operating profit increased 29.8% to £27.9 million (2005: £21.5 million) as a combination of top line growth and cost reduction programmes. Within the Insulating Ceramics division there are two trading divisions: Thermal Ceramics and Molten Metal Systems (formerly known as Crucibles).

Within Thermal Ceramics, improved sales growth has been driven by continued positive market conditions in the USA, Middle East and Asia, as well as a number of major orders for aluminium and petrochemical projects sourced from our European production sites. As previously noted the division has seen large input cost rises over the past couple of years, particularly for energy and raw materials. However, we have taken a number of steps to counteract these margin pressures both in terms of operational improvements and price increases. Additional overhead and cost rationalisation programmes were implemented earlier in 2006, including the closure of fibre production in the UK. The new Joint Ventures in China and Russia started well, while the Vesuvius insulating fibre acquisition in the US has been fully integrated into our organisation and operations.

Trading conditions for the Molten Metals Systems business improved during 2006, with higher demand in all geographical areas. Revenue increased in all regions, in particular Asia and the Americas, which delivered double digit growth. Operating margins improved, benefiting from continued cost control, augmenting the overhead reduction programmes implemented during 2005. Upgrading of the Indian manufacturing operations will continue in 2007 to facilitate an increasing share of the growing domestic market and increase exports in the region. The business has also announced its intention to establish a manufacturing operation in China, to be operational in the first half of 2008, in order to consolidate its market position in the Far East. Further recruitment is underway in China to increase development strength for that market. The outlook for 2007 is positive, with continued growth in sales alongside a significant repositioning of the manufacturing footprint.

Outlook

The group continued to make strong progress in both top line growth and profit margin enhancement in 2006. With all divisions showing positive momentum, our objective remains to deliver continued top line growth and margin progression. Despite the impact of a weak US Dollar in our sterling results, we look forward t 2007 with confidence.

Tim Stevenson Chairman

Mark Robertshaw Chief Executive Office

Consolidated Income Statement
For the year ended 4 January 2007

	Note	Continuing operations 2006 £m	Discontinued operations 2006 £m	Total 2006 £m
Revenue	1	677.8	-	677.8
Operating costs before Special items		(604.1)	-	(604.1)
Profit from operations before special items		73.7	-	73.7
Special items:				

	Note			
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	4	(27.7)	-	(27.7)
Gain on curtailment of United Kingdom employee benefit schemes		11.0	-	11.0
Costs of terminated bid approach		(2.1)	-	(2.1)
Profit/(Loss)on disposal of property		0.3	-	0.3
Operating profit		55.2	-	55.2
Finance income		26.8	-	26.8
Finance expenses		(30.2)	-	(30.2)
Net financing costs	2	(3.4)	-	(3.4)
Loss on partial disposal of business		-	(1.5)	(1.5)
Profit/(loss) before taxation		51.8	(1.5)	50.3
Income tax expense (all relates to overseas tax payable)	3	(10.6)	-	(10.6)
Profit/(loss)after taxation but before gain on sale of discontinued operations		41.2	(1.5)	39.7
Gain on sale of discontinued operations, net of tax		-	-	-
Profit/(loss)for the period		41.2	(1.5)	39.7
Profit/(loss)for period attributable to:				
Equity holders of the parent		38.4	(1.5)	36.9
Minority interest		2.8	-	2.8
		41.2	(1.5)	39.7
Earnings/(loss) per share	5			
Basic		13.4p	(0.5p)	12.9p
Diluted		12.8p	(0.5p)	12.3p
Dividends				
Interim dividend - pence		1.5p		
Proposed final dividend - pence		3.0p		
- £m		8.8		

The proposed final dividend is based upon the number of shares outstanding at the balance sheet date

CONSOLIDATED BALANCE STATEMENT
as at 4 January 2007

	Note	2006 £m	2005 £m

Assets		
Property, plant and equipment	230.2	235.3
Intangible assets	66.4	46.6
Other investments	7.2	6.1
Other receivables	1.2	0.3
Deferred tax assets	28.8	27.4
Total non-current assets	333.8	315.7
Inventories	84.9	77.8
Trade and other receivables	136.0	140.9
Cash and cash equivalents	97.4	160.0
Total current assets	318.3	378.7
Total assets	652.1	694.4
Liabilities		
Interest-bearing loans and borrowings	93.2	57.3
Employee benefits	42.7	124.2
Grants for capital expenditure	0.1	0.3
Provisions	6.7	4.3
Non-trade payables	3.6	-
Deferred tax liabilities	28.4	28.1
Total non-current liabilities	174.7	214.2
Bank overdraft	24.5	27.2
Interest-bearing loans and borrowings	13.8	25.0
Trade and other payables	210.3	195.8
Current tax payable	9.9	8.1
Provisions	15.8	28.4
Total current liabilities	274.3	284.5
Total Liabilities	449.0	498.7
Total net assets	203.1	195.7
Equity		
Issued capital	73.7	75.5
Share premium	85.2	85.0
Reserves	28.9	41.4
Retained earnings	(1.1)	(19.6)
Total equity attributable to equity holders of parent company	186.7	182.3
Minority interest	16.4	13.4
Total equity	203.1	195.7

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year end 4th January 2007

	Note	2006 £m	2005 £m
Operating activities			
Profit for the period		39.7	54.2
Adjustments for:			
Depreciation		24.7	30.0
Amortisation		1.2	1.3
Interest expense		3.4	13.1
(Profit)/Loss on sale of property, plant and equipment		(0.4)	0.6
Income tax expense		10.6	8.8
Equity settled share based payment expenses		3.2	2.5
Operating profit before changes in working capital and provisions		82.4	110.5
(Increase)/decrease in trade and other receivables		(18.7)	(5.8)
(Increase)/decrease in inventories		(11.3)	(9.0)
Increase/(decrease) in trade and other payables		7.1	8.6
Non cash operating costs relating to restructuring		4.2	8.5
Increase/(decrease) in provisions and employee benefits		(72.6)	(1.9)
Cash (absorbed)/generated from operations		(8.9)	110.9
Interest paid		(8.2)	(13.7)
Taxation		(6.3)	(6.2)
Loss on partial disposal of business		1.5	0.1
Loss/(Gain) on sale of discontinued operations		-	(42.6)
Net cash from operating activities		(21.9)	48.5
Investing activities			
Purchase of property, plant and equipment		(34.0)	(43.6)
Proceeds from sale of property, plant and equipment		1.1	5.5
Purchase of investments		(1.8)	(2.8)
Proceeds from sale of investments		-	0.7
Interest received		3.5	2.3
Acquisitions of subsidiaries, net of cash acquired		(20.7)	(3.0)
Disposal of subsidiaries, net of cash disposed of		11.6	195.9
Net cash from investing activities		(40.3)	155.0
Financing activities			
Proceeds from the issue of share capital		0.2	1.7
Purchase of own shares		(19.4)	(3.5)
Repayment of borrowings		32.3	(125.2)
Payment of finance lease liabilities		(0.4)	(1.2)
Dividends paid		(7.4)	-
Net cash from financing activities		5.3	(128.2)
Net increase/(decrease) in cash and cash equivalents		(56.9)	75.3
Cash and cash equivalents at start of period		133.6	56.3
Effect of exchange rate fluctuations on cash held		(3.2)	2.0
Cash and Cash equivalents at period end	6	73.5	133.6

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year eneded 4 January 2007

	2006 £m	2005 £m
Foreign exchange translation differences	(17.8)	5.0
Actuarial gain/(losses) on defined benefit plans	15.2	(16.2)
Deferred tax associated with employee benefit schemes	(1.2)	-
Net gain/(loss) on hedge of net investment in foreign subsidiary	-	(1.5)
Cash flow hedges:		
Effective portion of changes in fair value	(0.1)	0.2
Change in fair value of equity securities available-for-sale	0.3	0.3
Income and expense recognised directly in equity	(3.6)	(12.2)
Profit/(loss)for the period	39.7	54.2
Total recognised income and expense for the period	36.1	42.0
Attributable to:		
Equity holders of the parent	33.3	39.7
Minority interest	2.8	2.3
Total recognised income and expenses for the period	36.1	42.0

Basis of Preparation

These financial statements have been prepared in accordance with IFRS adopted for use in the EU ('Adopted IFRS') in accordance with EU law (IAS regulation EC/ 606/202).

The financial information set out above does not constitute the company's statutory accounts for the years ended 4 January 2007 or 2006. Statutory accounts for 2005 have been delivered to the registrar of companies, and those for 2006 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Revenue Analysis

	Carbon		Technical Ceramics		Thermal Ceramics		Molte (f Cr
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	200 £
Revenue from external customers	213.6	199.9	162.5	144.8	271.2	236.7	30.
Segment profit	28.5	15.3	19.3	8.6	12.9	9.2	4.

Unallocated costs

Operating profit/(loss)
Net financing costs
Loss of partial
disposal of business
Income tax expense
Gain/(loss) on sale of
discontinued operations,
net of tax

Profit/(loss)for the period

Segment underlying operating profit	33.8	27.4	17.0	12.2	24.7	19.7	3.

Unallocated costs

Underlying operating
profit

Revenue from external customers in discontinued comprises the Magnetics division £nil (2005: £135.9 million). Segment profit in discontinued comprises the Magnetics division £nil (2005: £8.5 million). Segment underlying operating profit in discontinued comprises the Magnetics division £nil (2005:£10.6 million).

	Europe		Americas		Far East & Australia		Middle East & Africa	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Revenue from external customers	261.9	237.6	302.4	268.2	100.0	90.5	13.5	13.5

2. Net Finance income and expense

	2006 £m	2005 £m
Interest income	3.5	1.3
Expected return on IAS 19 scheme assets	23.3	21.0
Fair value gain on interest rate swaps	-	0.4
Finance income	26.8	22.7
Interest expense	(8.1)	(11.3)
Interest on IAS 19 obligations	(22.1)	(24.5)
Finance expenses	(30.2)	(35.8)

3. Taxation - Income tax expense

Recognised in the income statement

	2006 £m	2005 £m
Current tax expense		
Current year	12.5	36.0
Adjustments for prior years	0.6	0.3
	13.1	36.3
Deferred tax expense		
Origination and reversal of temporary differences	2.9	4.0
Benefit of losses recognised	(5.4)	(10.1)
	(2.5)	(6.1)
Total income tax expense in income statement	10.6	30.2

Included in the total income tax expense is £nil million tax charge/(credit) related to the sale of discontinued operations (2005: £25.4 million charge).

Reconciliation of effective tax rate	2006 £m	2006 %	2005 £m	2005 %
Profit before tax	50.3		84.4	
Income tax using the domestic corporation tax rate	15.1	30.0	25.3	30.0
Non-deductible expenses	2.3	4.6	14.7	17.4
Effect of tax losses utilised	(7.3)	(14.5)	(10.1)	(12.0)
Under provided in prior years	0.6	1.2	0.5	0.6
Other	(0.1)	(0.2)	(0.2)	(0.2)
	10.6	21.1	30.2	35.8

Reconciliation of profit before tax	2006 £m	2005 £m
Shown on income statement	50.3	20.4
Add: gain on sale of discontinued operations, gross of tax	-	64.0
Profit/(loss) before tax shown above in tax rate reconciliation	50.3	84.4

4. Restructuring costs and costs associated with settlement of anti-trust litigation

Costs of restructuring were £23.9 million (2005: £29.7 million) and legal costs associated with settlement of anti-trust litigation were £3.8 million (2005: £2.3 million).

5. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 4 January 2007 was based on the profit attributable to Equity holders of The Morgan Crucible Company plc of £36.9 million (4 January 2006: £51.9 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2007 of 287,110,574 (4 January 2006: 286,553,767) calculated as follows:

	2006 £m	2005 £m
Profit attributable to Equity holders of The Morgan Crucible Company plc	36.9	51.9
Weighted average number of Ordinary shares		
Issued Ordinary shares at 5 January	293,188,372	290,200,179
Effect of shares issued in period and Treasury shares held by the Company	(6,077,798)	(3,646,412)
Weighted average number of Ordinary shares at period end	287,110,574	286,553,767
Basic earnings per share (pence)	12.9p	18.1p

Diluted earnings per share

The calculation of diluted earnings per share at 4 January 2007 was based on the profit attributable to Equity holders of The Morgan Crucible Company plc of £36.9 million (4 January 2006: £51.9 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2007 of 298,938,120 (4 January 2006: 301,088,360), calculated as follows:

	2006 £m	2005 £m
Profit attributable to Equity holders of The Morgan Crucible Company plc	36.9	51.9
Weighted average number of Ordinary shares		
Weighted average number of Ordinary shares	287,110,574	286,553,767
Effect of share options/incentive schemes	11,827,546	14,534,593
Diluted weighted average number of Ordinary shares	298,938,120	301,088,360
Diluted earnings per share (pence)	12.3p	17.2p

Underlying earnings per share

The calculation of underlying earnings per share at 4 January 2007 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items of £5.6 million, (4 January 2006: £4.3 million)) and minority interest of £ 51.3 million (4 January 2006: £37.5 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2007 of 287,110,574 (4 January 2006: 286,553,767) calculated as follows:

	2006 £m	2005 £m

Profit from operations before special items less net finance charge costs, income tax expense and minority interest	51.3	37.5
Weighted average number of Ordinary shares		
Issued Ordinary shares at 5 January	293,188,372	290,200,179
Effect of shares issued in period and Treasury shares held by the Company	(6,077,798)	(3,646,412)
Weighted average number of Ordinary shares at period end	287,110,574	286,553,767
Underlying earnings per share (pence)	17.9p	13.1p

Underlying diluted earnings per share

The calculation of underlying diluted earnings per share at 4 January 2007 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items £ 5.6 million (4 January 2006: £4.3 million)) and minority interest of £ 51.3 million (4 January 2006: £37.5 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 January 2007 of 298,938,120 (4 January 2006: 301,088,360) calculated as follows:

	2006 £m	2005 £m
Profit from operations before special items less net finance charge costs, income tax expense and minority interest	51.3	37.5
Weighted average number of Ordinary shares		
Weighted average number of Ordinary shares	287,110,574	286,553,767
Effect of share options/incentive schemes	11,827,546	14,534,593
Diluted weighted average number of Ordinary shares	298,938,120	301,088,360
Underlying diluted earnings per share (pence)	17.2p	12.5p

6. Cash and cash equivalents/bank overdrafts

	2006 £m	2005 £m
Bank balances	70.2	69.0
Cash deposits	27.2	91.0
Cash and cash equivalents per balance sheet	97.4	160.0
Bank overdrafts subject to cash pooling arrangements	(23.9)	(26.4)
Cash and cash equivalents per cash flow statement	73.5	133.6
Bank overdrafts subject to cash pooling arrangements	(23.9)	(26.4)
Other bank overdrafts	(0.6)	(0.8)
Total bank overdrafts	(24.5)	(27.2)

=====================

Enquiries:

Mark Robertshaw	Chief Executive Officer	01753 837 306
Kevin Dangerfield	Chief Financial Officer	01753 837 302
Mike Smith/Robin Walker	Finsbury Group	020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:12 07-Feb-07
Number	9041Q

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

The Morgan Crucible Company plc announces that on 7 February 2007 it purchased for cancellation from JPMorgan Cazenove Limited 10,000 ordinary shares at an average price of 275 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 289,610,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 289,610,142.

The above figure 289,610,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:45 07-Feb-07
Number	8999Q

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   The Morgan Crucible Company plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (Y)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N)

   An event changing the breakdown of voting rights: (N)

   Other (please specify) : (N)

3. **Full name of person(s) subject to the notification obligation** (iii):
   Schroders plc

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   31/01/2007

6. **Date on which issuer notified:**
   01/02/2007

7. **Threshold(s) that is/are crossed or reached:**
   Below 11%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary GB0006027295	32,063,452	32,063,452

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	N/A	N/A	31,364,812	N/A	31,364

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
31,364,812	10.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited 31,363,298 10.81%
Schroder & Co Limited 1,514 0.001%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

The Shares referred to in section 9 are in portfolios managed by those firms on a discretionary bases for clients under investment management agreements.

14. Contact name:

Mr Paul Andrew Boulton

15. Contact telephone number:

01753 837000

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:02 02-Feb-07
Number	6757Q

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 2 February 2007 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 274.75 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 289,775,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 289,775,142.

The above figure 289,775,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:17 01-Feb-07
Number	5928Q

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 1 February 2007 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 274.8125 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 289,925,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 289,925,142.

The above figure 289,925,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:03 31-Jan-07
Number	5006Q

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 31 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 274.9583pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 290,125,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 290,125,142.

The above figure 290,125,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:00 26-Jan-07
Number	2476Q

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 26 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 125,000 ordinary shares at an average price of 275 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 290,275,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 290,275,142.

The above figure 290,275,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:06 05-Feb-07
Number	7483Q

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 5 February 2007 it purchased for cancellation from JPMorgan Cazenove Limited 155,000 ordinary shares at an average price of 275 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 289,620,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 289,620,142.

The above figure 289,620,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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